Exhibit 17.1
Letter of Resignation

September, 25 2007

Mr. George Stevens
Chairman
Torbay Holdings, Inc
2967 Michelson Drive,
Suite G #444
Irvine, CA 92610

Dear George

Please accept this as notice, effective immediately, of my resignation as a Director from the Board of Torbay Holdings, Inc.

While I wished to remain on the board to assist with continuity and possibly future development that can only be achieved under a regime of communication, which does not appear to exist in my experience of this past 3 months.

I have and always had, taken my responsibilities as a director seriously, not forgetting the liability that such a position incurs. I am way beyond any point of comfort as to being sufficiently privy to the workings of this company to continue in any capacity.

It is my belief that the level of communication and information dissemination is unsatisfactory for the effective functioning of this board and the requirements of the SEC.
.

Yours sincerely,

/s/ W T Large
W. T. Large